June 13, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Preliminary Proxy Statement of Instinet Group Incorporated.

Ladies and Gentlemen:

Pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), submitted herewith on behalf of Metals USA, Inc., a Delaware corporation (the “Company”), for filing via EDGAR is the Company’s preliminary proxy statement on Schedule 14A and form of proxy to be provided to the stockholders of the Company in connection with the special meeting of the stockholders of the Company, at which the approval of the stockholders of the Company of the adoption of the Agreement and Plan of Merger, dated as of April 22, 2005, between the Company, The Nasdaq Stock Market, Inc. and Norway Acquisition Corp., is being sought.

Securities and Exchange Commission

June 13, 2005

If you have any questions regarding this filing on Schedule 14A, please call the undersigned or Andrew J. Nussbaum at

212-403-1000.

Very truly yours,

/s/ Gregory E. Ostling
Gregory E. Ostling

cc:	Paul A. Merolla
Instinet Group Incorporated

Andrew J. Nussbaum
Wachtell, Lipton, Rosen & Katz